                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                        RAPTOR NETWORKS TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   73582A107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Reid Breitman, Esq.
                         Corporate Legal Services, LLP
                                2224 Main Street
                             Santa Monica, CA 90405
                                 (310) 396-4400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75382A107


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     PALISADES CAPITAL, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC/PF/OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     NEVADA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         4,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,000,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,000,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     19.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

CUSIP No.  75382A107


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     REID HUNTER BRIETMAN
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC/PF/OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         4,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,000,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,000,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     19.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

         Common Stock, par value $0.001 per share, of Raptor Networks Technology, Inc.,
         65 Enterprise Drive,
         Aliso Viejo, California, 92656.

ITEM 2. Identity and Background

         Palisades Capital, LLC, a Nevada limited liability company. Its sole members are Reid and Julia Breitman, who are husband and wife. Mr. Breitman is the managing member and sole manager of Palisades Capital, LLC, and therefore jointly files this Schedule 13D. Palisades Capital, LLC's business is to make investments. Each of the above are referred to herein as "Reporting Persons."

         (a)      Palisades Capital, LLC

         (b)      2224 Main Street, Santa Monica, CA 90405

         (c)      Investments, consulting.

         (d) None of the Reporting Persons have ever been convicted in any criminal proceeding.

         (e) None of the Reporting Persons have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Palisades Holdings, LLC is a Nevada limited liability company, and Mr. Breitman is a citizen of the United (f) States, residing in Los Angeles, California.

ITEM 3. Source and Amount of Funds or Other Consideration

         The securities were purchased from the issuer's former Chief Executive Officer, Lyle Pearson, in exchange for a promissory note for $2,920,000. The funds to be used to pay the purchase price will be (i) working capital of Palisades Holdings, LLC, (ii) personal funds contributed or lent to Palisades Holdings, LLC by Mr. Breitman or The Breitman Family Trust, and/or (iii) funds generated from any sale of the securities.

ITEM 4. Purpose of Transaction

         The securities were purchased for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Palisades Holdings may dispose of or acquire additional shares of Common Stock. Palisades is considering accepting an offer to purchase of a portion of the securities to certain investors in reliance on certain exemptions from the registration requirements of the Securities Act of 1933, as amended. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

         (a) 4,000,000 shares of Common Stock, representing approximately 19.8% of the 20,195,256 issued and outstanding shares of common stock as reported in the Issuer's Annual Report on Form 10-KSB filed on December 11, 2003.

         (b) Palisades Capital, LLC has sole power to vote and dispose of the securities. By virtue of his position as managing member and 80% owner of Palisades Capital, Mr. Breitman exercises these powers.

         (c)      None, other than the acquisition described herein.

         (d) Palisades Holdings may use proceeds of any sale of the securities to repay the note payable to Lyle Pearson, pay certain consulting or finders fees to third parties, pay various obligations of Palisades Holdings, or make other investments.

         (e)      Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable.

ITEM 7. Material to Be Filed as Exhibits

         Exhibit 1. Joint Filing Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALISADES HOLDINGS LLC                   REID HUNTER BREITMAN



By: /s/ Reid Hunter Breitman            By: /s/ Reid Hunter Breitman
   -------------------------            ---------------------
Name: Reid Hunter Breitman              Name: Luke B. Evnin
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT INDEX:

EXHIBIT 1:  JOINT FILING AGREEMENT

EXHIBIT 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Raptor Networks Technology, Inc.

         EXECUTED this 12 day of April 2004.

PALISADES HOLDINGS LLC                            REID HUNTER BREITMAN



By: /s/ Reid Hunter Breitman                    By: /s/ Reid Hunter Breitman
   -------------------------                        ----------------------------
Name: Reid Hunter Breitman                      Name: Luke B. Evnin
Title: Managing Member


JULIA MARIE BREITMAN

/s/ Julia Marie Breitman
-----------------------------
Julia Marie Breitman